UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

The Mosaic Company
______________________________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
______________________________________________________________________________________
(Title of Class of Securities)

61945C 10 3
______________________________________________________________________________________
(CUSIP Number)

Linda L. Cutler, Esq.
c/o Cargill, Incorporated
15615 McGinty Road West
Wayzata, Minnesota 55391
(952) 742-6377
______________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2011
______________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61945C 103	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cargill, Incorporated 41-0177680
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 61945C 103	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cargill GNS I, LLC 20-1026546
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 61945C 103	Page 4 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cargill CFI, LLC 41-0177680
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

Page 5 of 5 Pages

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 1, 2004 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 thereto, filed on August 16, 2006 (“Amendment No. 1”), Amendment No. 2 thereto, filed on October 22, 2008 (“Amendment No. 2”) and by Amendment No. 3 thereto, filed on January 19, 2011 (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), by Cargill, Incorporated, a Delaware corporation (“Cargill”), GNS I (U.S.) Corp., a Delaware corporation and wholly owned subsidiary of Cargill, and Cargill Fertilizer, Inc., a Delaware corporation and wholly owned subsidiary of Cargill, relating to the shares of common stock, par value $0.01 per share, of The Mosaic Company, a Delaware corporation (“Old Mosaic”) and the shares of common stock, par value $0.01 per share, of The Mosaic Company, a Delaware corporation and successor to Old Mosaic under the Securities Exchange Act of 1934 (and formerly known as GNS II (U.S.) Corp) (“Mosaic”). On May 16, 2011, GNS I (U.S.) Corp. was converted into Cargill GNS I, LLC (“GNS”).  On May 17, 2011, Cargill Fertilizer, Inc. was converted into Cargill CFI, LLC (“CFI”).  On May 25, 2011, Old Mosaic completed a reclassification and merger (the “Reclassification”) as a result of which Mosaic became a successor to Old Mosaic under the Securities Exchange Act of 1934. This Amendment No. 4 is being filed by Cargill, GNS and CFI (the “Reporting Persons”) and is the final amendment to the Schedule 13D.  For purposes hereof, Old Mosaic (prior to the Reclassification) and Mosaic (from and after the Reclassification) are referred to as the “Issuer”; and shares of common stock of Old Mosaic (prior to the Reclassification) and the shares of common stock, Class A common stock and Class B common Stock (from and after the Reclassification) are referred to as the “Common Stock.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 2.    Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 16, 2011, GNS I (U.S.) Corp. was converted into Cargill GNS I, LLC (“GNS”), a Delaware limited liability company.

On May 17, 2011, Cargill Fertilizer, Inc. was converted into Cargill CFI, LLC (“CFI”), a Delaware limited liability company.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 19, 2011, all of the 243,972,618 shares of Common Stock that were directly owned by CFI, and all of the 30,155,221 shares of Common Stock that were directly owned by GNS, were transferred to Cargill, parent company of CFI and GNS, for no consideration.

On May 25, 2011, immediately after the Reclassification, Cargill completed the Split-off by exchanging with certain Cargill stockholders 178,259,772 shares of Common Stock for outstanding shares of common stock of Cargill held by such stockholders.  Immediately thereafter, Cargill completed a debt exchange pursuant to which it exchanged 107,500,000 shares of Common Stock with certain debtholders of Cargill for outstanding indebtedness of Cargill held by such persons.

Following the Split-off and the debt exchange, the Reporting Persons no longer own any shares of Common Stock.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

The disclosure set forth in Item 4 of this Amendment No. 4 is incorporated herein by reference.

        As a result of the transactions described in Item 4 of this Amendment No. 4, as of May 19, 2011, CFI and GNS ceased to be the beneficial owners of, and as of May 25, 2011, Cargill ceased to be the beneficial owner of, any shares of Common Stock.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2011

CARGILL, INCORPORATED

By:	/s/ Linda L. Cutler
Name: Linda L. Cutler
Title: Vice President

CARGILL GNS I, LLC

By:	CARGILL, INCORPORATED, MEMBER

By:	/s/ Linda L. Cutler
Name: Linda L. Cutler
Title: Vice President

CARGILL CFI, LLC

By:	CARGILL, INCORPORATED, MEMBER

By:	/s/ Linda L. Cutler
Name: Linda L. Cutler
Title: Vice President